Jeremy Kream Senior Vice President
and Senior Managing Counsel

State Street Financial Center
One Lincoln Street, SFC 21
Boston, MA 02111

Telephone: +1 617 664 7206
Facsimile: +1 617 664 4310
jkream@statestreet.com

         September 7, 2007

Via EDGAR (Correspondence)

Christian N. Windsor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	State Street Corporation
Definitive 14A
Filed March 19, 2007
File No. 01-07511

Dear Mr. Windsor:

As we discussed yesterday, we have received your letter dated August 21, 2007 regarding your review of the above-referenced filing.  This will confirm that we intend to respond to the comments in that letter on or before November 5, 2007.

Please call the undersigned at 617-664-7206 or Jeffrey N. Carp, Executive Vice President, Chief Legal Officer and Secretary, at 617-664-5176 or David C. Phelan, Executive Vice President and General Counsel, at 617-664-1783, if you have any questions or require additional information.

Very truly yours,

/s/ Jeremy Kream
Senior Vice President
and Senior Managing Counsel

Cc:	Jeffrey N. Carp, Esq.
David C. Phelan, Esq.